Exhibit 10.1

August 15, 2013	This letter supersedes and replaces the letter dated August 5, 2015.

Craig B. Spray

1488 North Shiloh Road

Jasper, Indiana 47546

Dear Craig:

This letter confirms our offer to you of “at-will” employment with Knoll, Inc. (“Knoll”) as Senior Vice President and Chief Financial Officer, reporting to me.  Subject to your acceptance of this offer, your expected effective date of hire will be September 23, 2013.

Your base salary will be $325,000 annually (paid in installments of $13,541.67 semi-monthly).  You will also be eligible to participate in the Knoll annual incentive compensation program.  Under the 2013 program you will have an annual target bonus opportunity of $325,000.  Payout under this program is discretionary and based on Knoll achieving its financial plan and your individual objectives.  However, Knoll guarantees you will receive a minimum bonus payment of $200,000 for 2013, 50% (or $100,000) (referred to herein as the “Bonus Advance”) of which will be paid upon your commencement of employment and the remainder of which will be paid in February 2014.  Payment of all bonuses (including the guaranteed bonus provided in the foregoing sentence) is contingent upon your continued employment through the date of payment; provided, however, in the case of the $200,000 guaranteed bonus for 2013, if Knoll terminates your employment without “cause” (as defined below) prior to the date 2013 bonuses are paid out in February 2014, Knoll will pay you the $200,000 guaranteed bonus amount. If you voluntarily terminate your employment with Knoll or are terminated with “cause” prior to February 15, 2014, you must promptly repay the Bonus Advance.

Subject to formal approval by the Knoll Compensation Committee, you will also be granted 110,000 restricted shares under the company’s stock incentive plans.  Consistent with Knoll’s equity grant practices, these grants will be submitted to the Knoll Compensation Committee for formal approval at a meeting scheduled after you commence employment with Knoll.  The grants would be effective the third trading day after the first public announcement of quarterly financial results after such meeting and would vest over three years with one-third of the grant vesting on each anniversary of the date of grant.  Based on your expected date of hire, we expect the grant date for these equity awards to be in October 2013.  The restricted shares will be evidenced by Knoll’s standard restricted share agreement to be signed by you and Knoll, which will set forth the terms and conditions associated with the restricted shares in more detail, including the accrual of dividends.

If you are terminated by Knoll within the first twelve (12) months of your employment without “Cause” (as hereinafter defined), you will receive twelve (12) months base salary as severance in complete satisfaction of any and all claims you have against Knoll upon your execution of general release reasonably acceptable to Knoll; provided however, that you will not receive any severance payment whatsoever and will have no claim against Knoll if you voluntarily leave Knoll or if you are terminated for “Cause.”

For purposes of this letter, “Cause” means: (i) your failure, neglect, or refusal to perform your duties which failure, neglect or refusal is not corrected by you within thirty (30) days of your receipt of written notice from Knoll of such failure, neglect or refusal, (ii) your engaging in conduct that has the effect of injuring the reputation or business of Knoll or its affiliates, as determined by Knoll; (iii) your continued or repeated absence from Knoll, unless such absence is approved or excused; (iv) use of illegal drugs or significant violations of Knoll’s policies and procedures, as determined by Knoll; (v) your conviction for the commission of a misdemeanor involving moral turpitude or a felony or any plea by you of guilty or “nolo contendere” to the charge of a misdemeanor involving moral turpitude or a felony; (vi) Knoll’s reasonable suspicion of your commission of an act of fraud, misappropriation or embezzlement against Knoll or any of its affiliates, employees, customers or suppliers; or (vii) conduct substantially disloyal to Knoll, as determined by Knoll.

This position will be located at our East Greenville, Pennsylvania location and you are eligible to receive benefits the first of the month following 30 days of employment.  A summary of the 2013 Knoll benefit program is attached.  We will reimburse you for the costs of COBRA during this transition period until you are eligible under the Knoll benefits program.

You will also be eligible to participate in the Knoll Relocation Program.  You will receive $75,000 upon commencement of employment for relocation expenses.  A summary of the program is attached.  In addition, we will reimburse you for up to $3,000 per month in temporary living expenses from your date of hire through December 31, 2013.

Knoll will provide you with twenty (20) vacation days per year.  As a Knoll associate you will be eligible to participate in the Knoll Retirement Savings Plan (a 401(k) Plan) immediately upon hire.  The Knoll Retirement Savings Plan matches 50% of your own retirement contributions up to 6% of eligible earnings (i.e, a maximum of 3% of earnings).  Knoll also will contribute as much as an additional

3% of eligible earnings to you if the company meets established annual profit goals.

Knoll requires associates to complete a medical/physical examination, including drug screening, within the first thirty (30) days of employment.  This offer is contingent upon successful completion of this examination, verification of all the information you have provided and completion of appropriate paperwork, including your execution of the Knoll, Inc. Employee Intellectual Property Agreement.  Costs associated with the medical screening average $100 and are reimbursable through Knoll.  We will also require proof of citizenship or alien residency, as detailed in the enclosed forms.

Craig, I am enthusiastic about the prospect of you joining us at Knoll.  I believe that as Senior Vice President and Chief Financial Officer, you will open an exciting new chapter for Knoll and for your own career.  This offer is open until August 16, 2013.  Please sign and return one copy of this letter to me and retain a copy for your records.

Very truly yours,

/s/ Andrew B. Cogan
Andrew B. Cogan
CEO, Knoll Inc

Accepted:	/s/ Craig B. Spray	8/15/2013
	Craig B. Spray	Date